5301 Legacy Drive
Plano, Texas 75024

June 27, 2012

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dr Pepper Snapple Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Response dated May 17, 2012
File No. 001-33829

Dear Ms. Jenkins:

This letter confirms the agreement by John Archfield of the Division of Corporate Finance in a telephone conference today related to the additional comments provided by the staff of the Securities and Exchange Commission in its letter dated May 25, 2012 (the “Additional Comment Letter”) to Dr Pepper Snapple Group, Inc. (the “Company”).

As you are aware, the Company (through Deloitte & Touche, LLP its registered public accountant) initiated discussions with the Division of Corporation Finance for its reconsideration of the issue raised in the Additional Comment Letter. As a result of those discussions, the SEC has formed a working group ("SEC Working Group") to consider the issue. Based on our conversations, it is my understanding that the SEC Working Group is further deliberating the issue raised in the Additional Comment Letter. The Company will take the appropriate action based upon the conclusion reached in those deliberations. The deadline for our response was previously extended to June 29, 2012, but because of the continuing nature of the SEC Working Group's undertakings and uncertainty as to when and what resolution will be reached, the Company will need additional time to respond to the Additional Comment Letter. This letter confirms our agreement that the Division of Corporation Finance is granting a further extension of the response date to July 16, 2012.

If you have any questions or comments regarding this letter, please contact the undersigned at 972-673-7376 or Marty Ellen at 972-673-4685.

DR PEPPER SNAPPLE GROUP, INC.

/s/ Wayne R. Lewis
Wayne R. Lewis
Vice President and Assistant General Counsel

cc:	Marty Ellen, Executive Vice President and Chief Financial Officer